



Aegean Marine Petroleum Network Inc.

2006 Annual Report




CMA CGM
CMA CGM
AEGEAN TIFFANY


AEGEAN TIFFANY



Who We Are

Aegean Marine Petroleum Network Inc. is a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea.













SEC Mail Processing
Section
RECEIVED
MAY 9 2007
Wash. DC

Financial Highlights

(all amounts in USD thousands unless otherwise stated)	**2006**	2005	2004	2003	2002
Sales of marine petroleum products	**790,657**	505,605	247,436	210,953	147,989
Cost of marine petroleum products sold	**728,637**	464,801	222,439	191,540	139,765
Gross spread on marine petroleum products	**62,020**	40,804	24,997	19,413	8,224
Voyage and other revenues	**13,155**	11,725	15,576	9,226	1,169
Salaries, wages and related costs	**12,871**	8,958	5,052	3,581	1,549
Depreciation and amortization	**5,924**	2,862	1,932	1,049	344
Other operating expenses	**25,920**	17,329	14,967	12,946	6,676
Operating income	**30,460**	23,380	18,622	11,063	824
Net interest expense	**4,231**	2,277	931	335	147
Other non-operating expenses (income)	**2,004**	(372)	74	84	15
Net income	24,225	21,475	17,617	10,644	662
Basic and diluted earnings per share (USD)	**0.84**	0.72	0.58	0.35	0.02
Sales volume of marine fuel (metric tons)	**2,367,289**	1,746,377	1,169,430	1,109,887	983,854
Number of service centers, end of period	**5.00**	4.00	3.00	3.00	3.00
Number of owned bunkering tankers, end of period	**12.00**	10.00	9.00	4.00	2.00
Number of owned storage facilities, end of period	**1.00**	—	—	—	—



At the core of Aegean's success at differentiating itself in the industry, is its ability to control the supply chain and provide customers with a complete marine fuel logistics infrastructure from procurement to delivery.

Dear Shareholders

2006 was a momentous year for Aegean Marine Petroleum Network, from both an *operational and strategic perspective. We remained true to the strategy of building* our full-service international marine fuel logistics infrastructure and have experienced notable progress in further distinguishing Aegean in the growing industry. Complementing our solid operational success during the year, we completed a $201 million public offering which positions the Company well for expanding our marine *logistics platform and providing customers with a complete and integrated solution* for the worldwide delivery of marine fuels to ships in port and at sea. In achieving this crucial objective, we intend to maintain an intense focus on making strategic decisions that benefit both the Company and its shareholders.

Full-Service Customer Solution

We believe that Aegean's full-service integrated supply model provides the Company with a distinct competitive advantage and creates significant barriers to entry. At the core of Aegean's success at differentiating itself in the industry, is its ability to control the supply chain and provide customers with a complete marine fuel logistics infrastructure from procurement to delivery. Specifically, Aegean utilizes its quality bunkering tankers to transport fuel from suppliers to a diversified group of shipping companies on a timely and cost-effective basis. In addition, Aegean draws upon its global service centers and sophisticated IT systems to ensure that it meets the strict fuel quality and delivery scheduling needs of our extensive customer base.

In 2006, we took *active measures to further strengthen our full-service platform*. As part of this effort, we opened our fifth service center location for the physical supply of marine fuel, in Singapore. We also expanded our quality fleet by taking delivery of two double-hull bunkering tankers during 2006. Building upon this success, we acquired the Aegean Ouranos, a 1983-built 67,980 dwt double-hull Panamax tanker, in 2007. We plan to use this double-hull vessel as floating storage in one of our five global service centers, as we seek to increase our sales volume for the benefit of the Company and shareholders.

Capitalizing on an Attractive Market Opportunity

As a full-service logistics company, Aegean is well positioned to benefit from shipping's central role in international trade without the exposure to shipping cycles. Currently, it is estimated that commercial shipping consumes more than 150 million metric tons of marine fuel and distillates per year, which equates to a $55 billion global marine fuel industry.

With a large number of ocean going vessels currently under construction, we expect the demand for marine fuel services to climb steadily both in the near and long-term. Aegean is in a strong position to take advantage of this demand. First, we intend to capitalize on the increasing reliance among suppliers on independent third parties, such as Aegean, for the physical delivery of fuel. Second, during a time when many single hull vessels are scheduled to be phased-out as a result of regulatory requirements under the European Union and International Maritime Organization, Aegean intends to significantly grow its double-hull fleet and expand its service centers.

Well Capitalized For Growth

Aegean's well-capitalized growth plan, which is backed by $185.2 million in net proceeds from our IPO in December of 2006 and our $183.4 million senior secured credit facility, calls for the delivery of 22 newbuildings under contract as well as options to acquire nine additional double-hull bunkering tankers over the next three years. The fact that these 31 vessels represent 22% of the total bunkering tanker orderbook underscores the success Aegean has had to date growing a double-hull fleet and positioning the Company to take advantage of a possible shortage of double-hull bunkering tankers.

In addition to our fleet expansion, we intend to launch a minimum of five service centers in strategic locations worldwide over the next four years. By expanding both our physical supply operations and delivery capabilities, we plan to leverage our strong customer relationships to further enhance our growth opportunities and leading reputation in the marine fuel logistics industry.

Outlook For 2007

With a strong financial foundation in place we are well positioned to execute on our growth strategy in both the near and long-term. In taking advantage of our considerable financial strength, we expect to take delivery of eight newbuilding bunkering and specialty tankers during 2007. Consistent with our goal to expand our global network for the physical supply of marine fuel, we plan to add two global service center locations in 2007, increasing our total to seven.

During a time when we plan to significantly expand our full-service marine fuel logistics infrastructure, we also will maintain an unrelenting focus on further expanding fuel sales volume. We are pleased that following our December 2006 IPO, we have already performed to plan in this important area by experiencing positive initial fuel sales volume traction.

Making It Possible

2006 was clearly a significant year for Aegean. I would like to thank all of our employees for their contributions as we further enhanced our position as a premier global brand in the industry. I would also like to thank our leading customers and new shareholders for their support during this exciting period of growth for Aegean and look forward to sharing with you our progress in the future.



Peter C. Georgiopoulos
Chairman



Dear Shareholders

The considerable success Aegean experienced during 2006 positions the Company well to further enhance its leadership in the marine fuel logistics industry. In actively pursuing this important goal, we intend to capitalize on an attractive market opportunity and management's strong track record to expand our full-service international marine fuel logistics infrastructure. In achieving growth for our shareholders, our focus will be on utilizing our increased equity capitalization and senior secured credit facility to expand our fleet of double-hull tankers, increase the number of service centers and grow our sales volume.

To take advantage of the favorable industry fundamentals, we plan to significantly expand our modern, high-quality fleet of double-hull bunkering tankers. With the 22 newbuildings we have under contract, as well as options to acquire nine additional vessels, we control 22% of the bunkering tanker orderbook. Through our significant fleet expansion efforts, we expect to have a total of 44 double-hull bunkering tankers during 2010, effectively increasing our earnings potential and enhancing our position to operate in a dynamic regulatory environment.

In addition to our strong delivery capabilities that serve as a key differentiator for our Company, Aegean's global network of marine fuel service centers provides a distinct advantage in the international marine fuel supply industry. Building on our success establishing five such service centers in Greece, Gibraltar, the United Arab Emirates, Jamaica and Singapore, we intend to open a number of additional service centers in strategic locations worldwide over the coming years.

By expanding into new markets and adding high-quality bunkering tankers to our fleet, we expect to leverage our extensive customer base and grow our fuel sales volume. Consistent with this key objective, our strong working capital base following our successful IPO in December of 2006 enhances our ability to further increase our fuel sales volume in the short term.

I would like to thank all our team for their hard work and dedication. We look forward to another successful year in 2007 as we position the Company to significantly enhance our global brand for the benefit of our shareholders.

E. Nikolas Tavlarios
President



Dear Shareholders

In 2006, Aegean accomplished important financial objectives in posting solid operating results and further increasing the Company's financial flexibility. We believe that the considerable success we experienced during the year has further enhanced our competitive advantage over other physical suppliers, and has firmly positioned our Company at the pinnacle of the marine fuel logistics industry.

Highlighting our solid financial results, we recorded net income of $24.2 million, or $0.84 basic and diluted earnings per share, for the full year 2006. Our bottom line was driven by sales volume of refined marine fuel, our primary performance metric, which increased to 2,367,289 metric tons for the full year 2006. During 2006, we achieved high sales volume growth rates in all our service centers as we satisfied more of the pent-up demand for our services.

With $185.2 million in net proceeds generated from our IPO in December of 2006, we have substantially increased our working capital base and accelerated our growth potential. As of December 31, 2006, we had $109.9 million in available liquidity to finance working capital requirements as well as $161.5 million in available funds under our secured term loan facilities to finance the construction of our new bunkering tankers.

We plan to utilize our significant financial strength to best serve the interests of our shareholders. Specifically, we expect to substantially increase the size of our double-hull bunkering tanker fleet and expand our global service center network. During a time when we grow our full-service logistics infrastructure, we also plan to focus on increasing the utilization of our bunkering tankers by capturing market share in our existing ports. Our ability to purchase larger quantities of fuel due to our increased equity capitalization bodes well for Aegean to achieve this important objective in the near-term.

Regarding our regulatory responsibilities, we are taking active measures to comply with Section 404 of the Sarbanes-Oxley Act, which we expect to be effective during fiscal year 2007. Additionally, we are dedicated to transparent financial reporting consistent with best practices and remain committed to exceeding requirements for foreign companies listed in the U.S.

I would like to thank all our finance team for their hard work and dedication. We will maintain our high level of financial reporting integrity in order to best serve shareholders and look forward to sharing our success with you in the future.

Ziad Nakhleh
Chief Financial Officer

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our SEC filings.

Selected Financial Data

Please note: Throughout this report, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

	For the Year Ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)				
Income Statement Data:					
Sales of marine petroleum products	147,989	210,953	247,436	505,605	**790,657**
Voyage revenues	370	8,100	14,983	10,450	**11,639**
Other revenues	799	1,126	593	1,275	**1,516**
Total revenues	149,158	220,179	263,012	517,330	**803,812**
Cost of marine petroleum products sold	139,765	191,540	222,439	464,801	**728,637**
Salaries, wages and related costs	1,549	3,581	5,052	8,958	**12,871**
Vessel hire charges	3,392	3,390	2,436	518	**—**
Depreciation	307	809	1,546	2,226	**4,240**
Amortization of drydocking costs	37	240	386	636	**1,684**
Management fees	206	513	183	182	**223**
Other operating expenses	3,078	9,043	12,348	16,629	**25,697**
Operating income	824	11,063	18,622	23,380	**30,460**
Write-off of deferred offering costs[1]	—	—	—	—	**(1,588)**
Interest and finance costs	(161)	(425)	(944)	(2,347)	**(5,207)**
Interest income	14	90	13	70	**976**
Foreign exchange gains (losses), net	(15)	(78)	(68)	396	**(414)**
Income taxes	—	(6)	(6)	(24)	**(2)**
Net income	662	10,644	17,617	21,475	**24,225**
Basic earnings per share[2]	0.02	0.35	0.58	0.72	**0.84**
Diluted earnings per share[2]	0.02	0.35	0.58	0.72	**0.84**
Weighted average number of shares, basic[2]	30,472,827	30,472,827	30,472,827	29,878,398	**28,954,521**
Weighted average number of shares, diluted[2]	30,472,827	30,472,827	30,472,827	29,878,398	**28,954,622**
Dividends declared per share[2]	—	0.24	0.28	0.05	**0.14**

	As of and for the Year Ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, unless otherwise stated)				
Balance Sheet Data:					
Cash and cash equivalents	432	1,872	3,280	7,602	82,425
Total assets	32,392	39,558	78,573	161,359	315,877
Total debt	6,804	13,896	26,689	101,236	33,496
Total liabilities	32,077	33,968	54,112	151,832	100,878
Total stockholders' equity	315	5,590	24,461	9,527	214,999
Other Financial Data:					
Gross spread on marine petroleum products[3]	8,224	19,413	24,997	40,804	62,020
Gross spread per metric ton of marine fuel sold (U.S. dollars)[3]	8.3	17.3	21.1	23.2	26.0
Net cash provided by (used in) operating activities	(1,104)	4,206	17,333	1,475	17,064
Net cash used in investing activities	5,224	4,132	29,360	34,973	55,190
Net cash provided by financing activities	4,903	1,366	13,435	37,820	112,949
Operating Data:					
Sales volume of marine fuel (metric tons)[4]	983,854	1,109,887	1,169,430	1,746,377	2,367,289
Number of service centers, end of period[5]	3.0	3.0	3.0	4.0	5.0
Number of bunkering tankers, end of period[6]	2.0	4.0	9.0	10.0	12.0
Average number of bunkering tankers[6][7]	2.0	3.7	6.8	9.0	11.1

(1) On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with our initial public offering. Accordingly, during the year ended December 31, 2006 we wrote off $1.6 million, representing all deferred costs incurred in connection with the offering.

(2) Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184,783-for-one stock split effected November 14, 2005.

(3) Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, unless otherwise stated)				
Gross spread on marine petroleum products	8,224	19,413	24,997	40,804	62,020
Less: Sales of lubricants	(910)	(1,500)	(3,471)	(3,824)	(6,628)
Add: Cost of lubricants sold	842	1,300	3,097	3,560	6,173
Gross spread on marine fuel	8,156	19,213	24,623	40,540	61,565
Sales volume of marine fuel (metric tons)	983,854	1,109,887	1,169,430	1,746,377	2,367,289
Gross spread per metric ton of marine fuel sold (U.S. dollars)	8.3	17.3	21.1	23.2	26.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	8,224	19,413	24,997	40,804	62,020
Add: Voyage revenues	370	8,100	14,983	10,450	11,639
Add: Other revenues	799	1,126	593	1,275	1,516
Less: Salaries, wages and related costs	(1,549)	(3,581)	(5,052)	(8,958)	(12,871)
Less: Vessel hire charges	(3,392)	(3,390)	(2,436)	(518)	—
Less: Depreciation	(307)	(809)	(1,546)	(2,226)	(4,240)
Less: Amortization of drydocking costs	(37)	(240)	(386)	(636)	(1,684)
Less: Management fees	(206)	(513)	(183)	(182)	(223)
Less: Other operating expenses	(3,078)	(9,043)	(12,348)	(16,629)	(25,697)
Operating income	824	11,063	18,622	23,380	30,460

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(4) The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25%, 24% and 3% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. Sales to the United States Navy comprised less than 1% of our total revenues for the year ended December 31, 2006.

(5) The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006.

(6) This data does not include our Aframax tanker, the Aegean Hellas, and our Panamax tanker, the Fos, because these vessels are not classified as bunkering tankers. We use the Aegean Hellas as an ocean-going tanker and use the Fos as a floating storage facility in Gibraltar.

(7) Average number of bunkering tankers is the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service center in Gibraltar, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, utilizing our storage facility, we generally take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

- Sales *volume of marine fuel*. We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.
- *Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold*. Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold, i.e., the amount we pay our suppliers for those products. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are

purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars, unless otherwise stated)		
Gross spread on marine petroleum products	24,997	40,804	62,020
Less: Sales of lubricants	(3,471)	(3,824)	(6,628)
Add: Cost of lubricants sold	3,097	3,560	6,173
Gross spread on marine fuel	24,623	40,540	61,565
Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars)		
Gross spread on marine petroleum products	24,997	40,804	62,020
Add: Voyage revenues	14,983	10,450	11,639
Add: Other revenues	593	1,275	1,516
Less: Salaries, wages and related costs	(5,052)	(8,958)	(12,871)
Less: Vessel hire charges	(2,436)	(518)	—
Less: Depreciation	(1,546)	(2,226)	(4,240)
Less: Amortization of drydocking costs	(386)	(636)	(1,684)
Less: Management fees	(183)	(182)	(223)
Less: Other operating expenses	(12,348)	(16,629)	(25,697)
Operating income	18,622	23,380	30,460

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries or vessel depreciation) or other costs of doing business.

- *Number of service centers.* Our service centers include our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as in Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers that we maintain is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006.
- *Average number of bunkering tankers.* We define our average number of bunkering tankers as the number of bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. The average number of bunkering tankers is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of bunkering tankers for the periods indicated.

	Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars unless otherwise stated)		
Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289
Gross spread on marine petroleum products	24,997	40,804	62,020
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0
Number of service centers, end of period	3.0	4.0	5.0
Average number of bunkering tankers	6.8	9.0	11.1

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

- our entrance into new markets;
- our purchasing methods of marine petroleum products;
- our marketing strategy;
- our vessel acquisitions and disposals;
- PLATTS prices;
- conditions in the international shipping and the marine fuel supply industries;
- regulation of the marine fuel supply industry;
- regulation of the tanker industry;
- levels of supply of and demand for marine petroleum products;
- levels of competition; and
- other factors affecting our industry.

The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars)		
Greece[1]	97,204	125,540	167,061
Gibraltar[1]	74,657	152,372	240,412
United Arab Emirates[1]	64,828	130,459	180,453
Jamaica[1][2]	—	77,385	147,211
Singapore[1][3]	—	—	39,496
Other sales[4]	10,747	19,849	16,024
Total	247,436	505,605	790,657

(1) Excludes sales of lubricants which are included in other sales.

(2) We commenced physical supply operations in Jamaica on March 1, 2005.

(3) We commenced physical supply operations in Singapore on June 2, 2006.

(4) Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. During the year ended December 2004, none of our customers, except for the United States Navy, accounted for more than 10% of our total revenues. Our sales of marine petroleum products to the United States Navy amounted to $64.2 million for the year ended December 31, 2004, or 24.4% of our total revenues. For the years ended December 31, 2005 and 2006, none of our customers accounted for more than 10% of our total revenues. We do not expect our sales to the United States Navy in Greece to significantly increase in the short-term. However, we intend to market to the United States Navy our ability to supply marine petroleum products outside of Greece as we open new service centers around the world.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. As we expand our global network and increase our geographical coverage, we expect more of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant port. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third-parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products from our related company, Aegean Oil, under a ten-year supply contract, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars)		
Third-party suppliers	165,991	360,223	573,615
Related company suppliers	56,448	104,578	155,022
Total	222,439	464,801	728,637

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products, on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are primarily derived from time and voyage charters of our only non-bunkering tanker, the Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of the Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry.

In February 2007, we entered into an agreement to sell the Aegean Hellas to an unrelated third party. Accordingly, our voyage revenues will terminate once the vessel is delivered to the buyer.

We have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers, and we have options to build four additional specialty tankers. We currently plan to exercise these options. We currently intend to position these tankers in Greek waters and we expect to deploy them primarily under contracts of affreightment with operators of gasoline station networks in the Greek Islands, including major oil producers, state-owned refineries and independent physical suppliers of gasoline and related products. We expect that voyage revenues will increase once the first specialty tanker is delivered to us and placed into service.

Salaries, Wages and Related Costs

We employ salaried employees at our office in Greece and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located. We maintain a minimal number of salaried employees at our service centers in Gibraltar, the United Arab Emirates, Jamaica and Singapore. At our service centers, we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars)		
Shipboard personnel	3,611	5,962	8,319
Shoreside personnel	1,441	2,996	4,552
Total	5,052	8,958	12,871

Our salaries, wages and related costs have grown over the past several years mainly due to the increase in crew wages as we have added bunkering tankers to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Vessel Hire Charges

From time to time we have chartered in bunkering tankers from related vessel-owning companies in order to meet the increased levels of demand for our services at a time when our own vessels were operating at full capacity, or for special situations. We believe that the amounts paid to our related vessel-owning companies are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Our vessel hire charges have decreased over the past several years mainly due to the increase in the average number of bunkering tankers that we own, and due to the decrease in the number of Greek-flagged vessels that we were required to charter to supply the United States Navy.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers.

Other Operating Expenses

Other operating expenses primarily include the voyage costs of our Aframax tanker and the operating expenses of all our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering tankers.

Other operating expenses also include expenses relating to rent, communal charges, advertising, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

Finally, other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

We expect that in the future other operating expenses will include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our Panamax tanker, the Fos. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. However, we expect to incur interest expense and financing costs under our (i) existing credit facilities to finance the construction of 22 of our new bunkering tankers, (ii) existing credit facilities to finance the construction of our two new specialty tankers, and (iii) our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations. Furthermore, if we decide to purchase other vessels or pursue other projects in the future, we may consider strategic debt or equity financing options at that time.

We believe that a majority of the interest and financing costs we expect to pay in the short-term will be in connection with our credit facilities to finance vessel construction. Accordingly, we expect that these amounts will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of operations.

Income Taxes

Our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years after 2006. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

In the past, our corporate income tax exposure mainly related to our subsidiary Aegean Bunkering (Gibraltar) Ltd., in Gibraltar. In the future, we anticipate that our corporate income tax exposure may also relate to our subsidiaries incorporated in the jurisdictions where our service centers and administrative and marketing offices are located.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate.

Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $285.1 million, or 56.4%, to $790.7 million for the year ended December 31, 2006, compared to $505.6 million for the year ended December 31, 2005. Of the total increase in sales of marine petroleum products, $205.6 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2006), $76.7 million was attributable to a 15.3% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2005), and $2.8 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 620,912 metric tons, or 35.6%, to 2,367,289 metric tons for the year ended December 31, 2006, compared to 1,746,377 metric tons for the year ended December 31, 2005 due to additional volume of sales of marine fuel in Greece, Gibraltar, the United Arab Emirates and Jamaica and due to sales of marine fuel in our service center in Singapore, which commenced physical supply operations on June 2, 2006. Our increased volume of sales in our service centers is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $21.2 million, or 52.0%, to $62.0 million for the year ended December 31, 2006, compared to $40.8 million for the year ended December 31, 2005. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2006 increased 12.1% to $26.0 from $23.2 during the year ended December 31, 2005. The increase in our gross spread per metric ton of marine fuel sold resulted from improved market conditions in our combined port portfolio. Furthermore, the increase in our gross spread per metric ton of marine fuel sold is also due to our increased sales volumes in locations where we generally obtain higher margins such as our service centers in Jamaica and Gibraltar. Finally, the increase of 12.1% in our gross spread per metric ton of marine fuel sold was slightly lower than the increase of 15.3% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.9% for the year ended December 31, 2005 to 7.7% for the year ended December 31, 2006. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly entitled measures of other companies. Please refer to section titled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues increased by $1.1 million, or 10.5%, to $11.6 million for the year ended December 31, 2006, compared to $10.5 million for the year ended December 31, 2005. This increase was mainly attributable to an increase in the average daily charter hire rates of our Aframax tanker during 2006. Furthermore, the increase in voyage revenues was constrained by off-hire time of approximately two months in 2006 when our Aframax tanker was drydocked.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $3.9 million, or 43.3%, to $12.9 million for the year ended December 31, 2006, compared to $9.0 million for the year ended December 31, 2005. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 23.3%, to 11.1 for the year ended December 31, 2006, compared to 9.0 for the year ended December 31, 2005. Furthermore, increased crew costs included salaries of our crew on the floating storage facility, Fos, which was acquired during 2006, and salaries of our crew on the bunkering tanker, Aegean Flower, which was not operational during the first quarter of 2005 due to an engine breakdown. The increase in salaries, wages and related costs is also attributable to additional salaried employees hired at our Greek office, including sales and marketing and operations personnel to manage our expanded network and accounting and finance staff employed in anticipation of our reporting requirements as a public company.

Vessel Hire Charges. We did not incur any vessel hire charges during the year ended December 31, 2006 due to the reduction of sales of marine petroleum products to the United States Navy. The reduction of sales to the United States Navy was due to decreased naval activity in Greece in 2006. During the year ended December 31, 2005, we incurred vessel hire charges of $0.5 million to service the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

Depreciation. Depreciation increased by $2.0 million, or 90.9%, to $4.2 million for the year ended December 31, 2006, compared to $2.2 million for the year ended December 31, 2005. This increase exceeded the 23.3% increase in the average number of bunkering tankers due to the higher age and acquisition costs of the three double hull bunkering tankers, Aegean Pride I, Aegean XI and Aegean Force, acquired on December 20, 2005, May 3, 2006 and July 25, 2006, than the average age and acquisition costs of our then-existing fleet.

Other Operating Expenses. Other operating expenses increased by $9.1 million, or 54.8%, to $25.7 million for the year ended December 31, 2006, compared to $16.6 million for the year ended December 31, 2005. Of the total increase in other operating expenses, $2.0 million was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products. A further $1.7 million of the total increase was attributable to an increase in voyage and operating costs of our Aframax tanker. Furthermore, $3.4 million of the total increase was due to our lease of shoreside storage space in Gibraltar as well as to the operating costs of our floating storage facility, the Fos, in Gibraltar. These costs were non-existent in 2005 because we were purchasing marine fuel exclusively from Fuel and Marine Marketing Ltd., or FAMM, the marine division of Chevron, under a long-term supply contract. Finally, $2.0 million of the total increase was attributable to the increase in other expenses, mainly general and administrative expenses of our Greek office and service centers including costs relating to the establishment of our service center in Singapore.

Write-off of Deferred IPO Costs. On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with our initial public offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with the offering.

Interest and Finance Costs. Interest and finance costs increased by $2.9 million to $5.2 million for the year ended December 31, 2006, compared to $2.3 million for the year ended December 31, 2005. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2006, mainly resulting from loan agreements signed during the latter half of 2005 all the way up to the date of our initial public offering, December 8, 2006.

Year ended December 31, 2005 compared to the year ended December 31, 2004

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $258.2 million, or 104.4%, to

$505.6 million for the year ended December 31, 2005, compared to $247.4 million for the year ended December 31, 2004. Of the total increase in sales of marine petroleum products, $165.8 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2005), $92.0 million was attributable to a 37.7% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2004), and $0.4 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 576,947 metric tons, or 49.3%, to 1,746,377 metric tons for the year ended December 31, 2005, compared to 1,169,430 metric tons for the year ended December 31, 2004 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates and due to sales of marine fuel in our service center in Jamaica, which commenced physical supply operations on March 1, 2005. Total sales volumes in Greece increased slightly by 4.1% to 424,119 metric tons for the year ended December 31, 2005 as compared to 407,430 metric tons for the year ended December 31, 2004 but were impacted by an 80.0% reduction of sales to the United States Navy. Nevertheless, sales volumes in Greece excluding sales to the United States Navy increased by 115.5% to 377,679 metric tons for the year ended December 31, 2005 as compared to 175,281 metric tons for the year ended December 31, 2004. The reduction of sales to the United States Navy was due to decreased United States Navy activity in Crete in 2005. Our increased volume of sales in Gibraltar, the United Arab Emirates and Greece (excluding sales to the United States Navy) is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $15.8 million, or 63.2%, to $40.8 million for the year ended December 31, 2005, compared to $25.0 million for the year ended December 31, 2004. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2005 increased 10.0% to $23.2 from $21.1 during the year ended December 31, 2004. The increase in our gross spread per metric ton of marine fuel sold resulted from the effective implementation of our pricing policies, marketing efforts and purchasing methods. We priced our products near or at spot prices which allowed us to increase our margins during a period in which spot prices rose. We believe that our marketing efforts increased customer demand and allowed us to achieve higher margin sales. We also purchased more products on favorable terms such as average cost pricing or discounted pricing. Macroeconomic factors, such as the increase in worldwide trade and the general increase in oil and gas prices, also contributed to the increase in our gross spread per metric ton. These factors were partially offset by a lower proportion of sales to the United States Navy, which have generally exhibited favorable margins, during the year ended December 31, 2005 compared with the year ended December 31, 2004. Finally, the increase of 10.0% in our gross spread per metric ton of marine fuel sold was lower than the increase of 37.7% in the average price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 9.5% for the year ended December 31, 2004 to 7.9% for the year ended December 31, 2005. Gross spread of marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues decreased by $4.5 million, or 30.0%, to $10.5 million for the year ended December 31, 2005, compared to $15.0 million for the year ended December 31, 2004. The decrease was mainly attributable to a decrease in the daily charter hire rates of our Aframax tanker during 2005.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $4.0 million, or 80.0%, to $9.0 million for the year ended December 31, 2005, compared to $5.0 million for the year ended December 31, 2004. This increase is mainly due to increased crew costs. The average number of bunkering tankers increased by 2.2, or 32.4%, to 9.0 for the year ended December 31, 2005, compared to 6.8 for the year ended December 31, 2004. Increased crew costs included salaries of our crew on the vessel Aegean Flower, which was not operational for a substantial part of 2004 due to an engine breakdown which occurred on July 12, 2004. Increased crew costs also included salaries of our crew on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica. Furthermore, the increase in salaries, wages and related costs is also attributable to salaried employees hired during the year ended December 31, 2005, including our Treasurer and Chief Financial Officer, who joined our Company on January 1, 2005, new employees hired at our service center in Jamaica and at our office in Singapore, as well as salary increases for our employees at our Greek office.

Vessel Hire Charges. Vessel hire charges decreased by $1.9 million, or 79.2%, to $0.5 million for the year ended December 31, 2005, compared to $2.4 million for the year ended December 31, 2004. This decrease is mainly attributable to the reduction of sales of marine petroleum products to the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

Depreciation. Depreciation increased by $0.7 million, or 46.7%, to $2.2 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. This increase was due to the increase in the average number of bunkering tankers and the higher average value of those vessels.

Management Fees. Management fees amounted to $0.2 million for the years ended December 31, 2004 and 2005, and were incurred and paid to Aegean Shipping Management, the manager of our Aframax tanker.

Other Operating Expenses. Other operating expenses increased by $4.3 million, or 35.0%, to $16.6 million for the year ended December 31, 2005, compared to $12.3 million for the year ended December 31, 2004. Of the total increase in other operating expenses, $3.5 million was attributable to the increase of vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products, and $2.5 million was attributable to the increase in other expenses, mainly relating to the overhead costs of our service centers including costs relating to the establishment of our service center in Jamaica and office in Singapore. The total increase in other operating expenses was offset by a $1.9 million decrease in voyage and operating costs relating to our Aframax tanker, because for a substantial part of the year ended December 31, 2005 the vessel was hired out under time charter agreements under which the charterer pays for voyage expenses. In the year ended December 31, 2004, our Aframax tanker was mainly hired under voyage charters under which the owner pays for the voyage expenses. We incurred vessel operating costs on the vessels Aegean Tiffany and Aegean X during January and February 2005. These bunkering tankers commenced revenue-generating operations during March 2005, when they were deployed to our service center in Jamaica.

Interest and Finance Costs. Interest and finance costs increased by $1.4 million to $2.3 million for the year ended December 31, 2005, compared to $0.9 million for the year ended December 31, 2004. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2005.

Inflation

Inflation has had only a moderate effect on our expenses given recent historical economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Liquidity and Capital Resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have revolving credit facilities that permit borrowings up to certain amounts for working capital purposes with sublimits for the issuance of standby letters of credit. Our available borrowings under these revolving credit facilities are reduced by the amount of outstanding letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2006, we believe that we were in compliance in all material respects with all covenants of our credit facilities.

Credit Facilities

As of December 31, 2006 we had the following outstanding loans:

Loan	Date	Balance *(in millions of U.S. dollars)*
Secured term loan facility with respect to five newbuildings	February 10, 2006	4.2
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	13.5
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	5.0
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	7.0
Secured term loan facility with respect to two newbuildings	October 27, 2006	1.5
Secured term loan facility with respect to three newbuildings	October 25, 2006	2.4
		33.6

Senior Secured Credit Facility. On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender. Our senior secured credit facility is in an amount of up to $183.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $100.0 million; an overdraft facility in an amount of up to $50.0 million and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million. Our senior secured credit facility is used for working capital and general corporate purposes and to partially finance the construction of our five new bunkering tankers from Qingdao Hyundai. Our senior secured credit facility has a term of two years and our newbuilding facility portion will have a term of 12 years from the delivery date of each vessel. The borrowings under our senior secured credit facility bear interest at a rate of LIBOR plus a margin.

Our senior secured credit facility is secured by:

- a first priority mortgage on our double hull tankers and an undertaking to provide a first priority mortgage on our single hull tankers at the lender's request;
- an assignment of all earnings, requisition compensation and insurance policies of our vessels;
- charge granted to the lender over our operating account and the accounts of our vessel-owning subsidiaries with the lender;
- corporate guarantees of our vessel-owning subsidiaries;
- a first priority assignment of each newbuilding contract and the refund guarantee for each of the five new bunkering tankers from Qingdao Hyundai prior to its delivery;
- a corporate guarantee from AMP collateralized by assignment of trade receivables;
- additional free liquidity in the amount of $22.0 million to be held with the lender and reduced only for the purchase of up to three double hull tankers;
- the general assignment of our trade receivables to be paid into an operating account held with the lender; and
- at the lender's request, requiring our vessel-owning subsidiaries acting as additional guarantors to provide security in the form of corporate guarantees and undertakings to provide first priority mortgage, assignment of earnings, requisition compensation, insurance policies and, where applicable, newbuilding contracts.

Our credit facility contains certain covenants requiring us to, among other things:

- maintain our listing at the New York Stock Exchange;
- obtain and maintain vessel insurance policies and additional perils pollution insurance policies for 100% of the market value of our vessels;
- ensure that our tankers are managed by Aegean Bunkering Services Inc. or ABS and that there is no change in management without the lender's consent;
- indemnify the lender against the consequences of a pollution incident;
- maintain minimum security of 120% of the outstanding facility amount;
- have direct control of and own directly or indirectly 100% of capital stock of vessel-owning subsidiaries acting as guarantors;

- ensure that Mr. Dimitris Melisanidis controls at least 35% of our shares;
- inform the lender about any actual or proposed purchases;
- inform the lender about changes in our or our subsidiaries' business activities;
- provide the lender with financial statements on a quarterly and annual basis and such other information that the lender may reasonably request; and
- withhold any dividends if there is a breach of covenants or event of default under the credit facility.

The facility also contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

- our book net worth shall not be less than $150.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million to be held with the lender, excluding additional free liquidity in the amount of $22.0 million, with average minimum daily free liquidity of $10.0 million.

As of December 31, 2006, we had no amounts outstanding under this facility.

Letter of Credit and Revolving Credit Facility with Respect to Bunker Supply. On September 24, 2004, as amended, AMP entered into a one-year, renewable, $50.0 million revolving credit and letter of credit issuance and refinancing facility with an international commercial bank for the purpose of purchasing and transporting fuel cargoes and payment of other expenses incidental to the supply of bunkers and lubricants. The facility bears interest at LIBOR plus 1.75%. All drawings under the facility are collateralized by a pledge on qualifying receivables of AMP, as defined in the agreement, as well as a pledge on the bank account where the qualifying receivables of AMP are to be paid. The facility is also secured by a personal guarantee of Mr. Melisanidis, for which he received no consideration.

The credit facility imposes certain operating and financial restrictions on AMP, including restrictions on:

- the disposition of assets (except in the ordinary course of business) in excess of certain amounts or any debt payable to it, on right to receive payment;
- changes in the business and activities that are carried on; and
- the change in legal and beneficial ownership, or in the ultimate beneficial ownership of shares of AMP.

AMP's failure to comply with obligations under the credit agreement could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the credit agreement, and impair AMP's ability to receive advances and issue letters of credit. As of December 31, 2006, AMP had letters of credit in the aggregate amount of $19.9 million outstanding under this facility.

Secured Term Loan Facility with Respect to Five Newbuildings. On February 10, 2006, five of our vessel-owning subsidiaries, Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively, with a cargo-carrying capacity of 3,800 dwt each. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

- a second priority mortgage over one of our vessels, the Aegean Flower;
- a second priority undertaking and assignment to be executed by and ABS in favor of the lender; and
- a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- payment of dividends and the distribution of assets;
- incurrence of debt;
- the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;
- merger and consolidation;
- the acquisition of additional vessels; and
- changes in the business activities that are carried on.

As of December 31, 2006, the balance on this facility was $4.2 million.

Secured Syndicated Term Loan Facility with Respect to Two Newbuildings. On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at the rate of LIBOR plus a margin of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantee of ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, under our corporate guarantee we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that our current beneficial owners or their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of Euro 3.5 million. As of December 31, 2006, the balance on the loan was $13.5 million (Euro 10.3 million).

Secured Letter of Credit Facility with Respect to Two Newbuildings. Also on October 26, 2005, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a secured letter of credit facility for an aggregate amount of Euro 12.3 million with an international commercial bank, for the issuance of standby letters of credit to the shipyard as a payment guarantee.

This facility is collateralized by:

- a first priority charge on an interest bearing cash collateral account of the borrowers; and
- a corporate guarantee of AMP.

As of December 31, 2006, the balance on this letter of credit facility was $12.3 million (Euro 9.4 million).

Secured Syndicated Term Loan Facility with Respect to Five Newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers. The loan bears interest at the rate of LIBOR plus a margin of between 1.30% and 1.40%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantee of ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, under our corporate guarantee we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that our current beneficial owners or their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;

- incurrence of debt; and
- payment of dividends.

The loan is repayable in 40 quarterly installments with a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2006, the balance on the loan was $5.0 million.

Secured Syndicated Term Loan Facility with Respect to Seven Newbuildings. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively, with a cargo-carrying capacity of 5,500 dwt each. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by the Company and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our current beneficial owners and our current beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. As of December 31, 2006, the balance on the loan was $7.0 million.

Secured Term Loan Facility with Respect to Two Newbuildings. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively, with a cargo-carrying capacity of 5,500 dwt each. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- our corporate guarantee; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our current beneficial owners.

The facility is available in five tranches in a total amount of $8.8 million per vessel. The loan amount for each vessel is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2006, the balance on the loan was $1.5 million.

Secured Term Loan Facility with Respect to Three Newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively, with a cargo-carrying capacity of 5,500 dwt each. As of December 31, 2006, the facility bore interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries;
- a manager's undertaking from ABS, as the management company of the vessels; and
- personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our current beneficial owners and our current beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. As of December 31, 2006, the balance on the loan was $2.4 million.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2005 and 2006 amounted to $7.6 million and $82.4 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2005 and 2006. Working capital is defined as current assets less current liabilities.

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

	Year Ended December 31,	
	2005	2006
	(in thousands of U.S. dollars)	
Working capital	(32,457)	115,723
Working capital excluding cash and debt	30,516	33,381

During the year ended December 31, 2006 we experienced a significant increase in our sales of marine petroleum products. However, during the same year, we improved the average outstanding days of our trade receivables. Accordingly, our working capital excluding cash and debt only slightly increased. Our working capital position as of December 31, 2006 was positive due to the net proceeds of our initial public offering in December 2006 which we used to repay a significant portion of our then-outstanding debt. While we do expect to incur additional debt to fund working capital requirements and capital commitments, we would not expect significant working capital deficits in the future.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually had been extended unsecured trade credit, we are usually extended secured trade credit from our suppliers for our marine petroleum product purchases and our suppliers usually require us to provide a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,		
	2004	2005	2006
	(in thousands of U.S. dollars)		
Payments for net vessel acquisitions	28,998	8,175	21,995
Payments for vessel construction	—	11,228	35,396
Payments for drydocking	321	154	10,637

Payments for vessel acquisitions will increase in the coming years due to our existing commitments on our newbuilding contracts for 22 bunkering tankers and two specialty tankers. Ten of the 22 bunkering tankers have a total construction cost of $8.4 million each, seven have a total construction cost of $11.6 million each and the remaining five have a total construction cost of $11.0 million each. These costs include newbuilding contracts with the shipyards as well as supervision contracts. Each of the two specialty tankers has an estimated total construction cost of Euro 8.3 million, which includes a newbuilding contract with the shipyard as well as a supervision contract. The construction costs of both the bunkering tankers and the specialty tankers are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts are presented below. The payment schedules for the specialty tankers have been calculated assuming a $/Euro exchange rate of 1.3170, the rate prevailing on December 31, 2006.

	Bunkering Tankers	Specialty Tankers	Total
	(in thousands of U.S. dollars)		
2007	61,628	15,708	77,336
2008	76,878	—	76,878
2009	41,820	—	41,820
Total	180,326	15,708	196,034

Furthermore, payments for vessel acquisitions are expected to increase if we exercise our options to purchase nine bunkering tankers and four specialty tankers. Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt and using cash flow from operations. Furthermore, we intend to use cash flow from operations as well as new long-term debt to fund the purchase of vessels under newbuilding contracts if we exercise our options to purchase nine bunkering tankers and four specialty tankers. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

Cash Flow

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $15.6 million to $17.1 million for the year ended December 31, 2006 compared to $1.5 million for 2005. This increase was primarily attributable to our net income for the year as changes in working capital were not substantial. Working capital excluding cash and debt increased by $2.9 million, to a surplus of $33.4 million as of December 31, 2006 compared to a surplus of $30.5 million as of December 31, 2005. The change in trade receivables was minimal as increased sales of marine petroleum products were offset by a decrease in the average outstanding days of trade receivables. The growth in trade payables provided cash to operations and resulted from increased purchases during the year. On the other hand, cash from operations was utilized to increase our inventories in Gibraltar.

Net cash provided by operating activities decreased by $15.8 million to $1.5 million for the year ended December 31, 2005 compared to $17.3 million for the same period in 2004. This decrease was primarily attributable to net cash outflows relating to the increase of our working capital excluding cash and debt, which increased by $21.7 million, to a surplus of $30.5 million as of December 31, 2005 compared to a surplus of $8.8 million as of December 31, 2004. The increase of our working capital excluding cash and debt was mainly due to increased volumes of business and higher oil prices resulting in higher trade receivables. The increase was also due to the decrease in the average outstanding days of our trade payables.

Net Cash Used in Investing Activities

Net cash used in investing activities was $55.2 million for the year ended December 31, 2006. During the year ended December 31, 2006, we paid $35.4 million as milestone payments under our newbuilding and engineering contracts. We paid $34.9 million to acquire the tankers, Aegean XI, Omega Af Donso, Trapper and Aegean Force and we received $12.9 million upon the sale of the Omega Af Donso and the Trapper to companies owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management S.A.

Net cash used in investing activities was $35.0 million for the year ended December 31, 2005. During the year ended December 31, 2005, we paid $11.2 million as partial advance payments under our newbuilding contracts with Fujian and a Romanian shipyard for ten double hull tankers and two specialty tankers. We paid $6.7 million to acquire the bunkering tanker, Aegean Pride I, from Bonaire Shipholding Co., a vessel-owning company owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management; and we purchased other fixed assets of $1.1 million, including $0.8 million for the acquisition of our marketing office in the United States. Furthermore, during the year ended December 31, 2005, we placed a portion of our loan proceeds in an interest-bearing cash collateral account which we used as security for standby letters of credit issued by the same bank to the above-mentioned Romanian shipyard.

Net cash used in investing activities was $29.4 million in 2004, mainly consisting of the acquisition costs of our five bunkering tankers.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $112.9 million for the year ended December 31, 2006. Regarding sources of financing, during the year ended December 31, 2006, we obtained new long-term bank loans of $41.7 million and we received net proceeds of $185.2 million from our initial public offering. Furthermore, during the year ended December 31, 2006, we made principal repayments of $42.9 million on our long-term bank loans and we repaid a net amount of $66.6 million under our short-term credit facilities. Finally, during the year ended December 31, 2006, we declared and paid dividends of $4.0 million to our shareholders.

Net cash provided by financing activities was $37.8 million for the year ended December 31, 2005. During the year ended December 31, 2005, we obtained new long-term bank loans of $15.5 million and we made principal repayments of $3.6 million on our existing long-term bank loans. Furthermore, during the year ended December 31, 2005, we obtained a short-term loan facility from Leveret International, Inc. totaling $23.6 million, and we borrowed $39.0 million under short-term bank facilities, of which a short-term loan of $35.0 million was used to finance the repurchase of 8% of our common stock. Finally, during the year ended December 31, 2005, we declared and paid dividends of $1.5 million to our shareholders.

Net cash provided by financing activities was $13.4 million in 2004. In 2004, we obtained long-term bank loans of $19.7 million in order to partially finance the acquisition costs of our five bunkering tankers and we financed the remaining portion of the acquisition costs by a capital contribution of cash from our shareholders, of $9.3 million. Furthermore, in 2004, we repaid $2.6 million of the current portions of long-term debt. In addition, in 2004, we experienced a net decrease in short-term borrowings of $4.3 million, which mainly related to the repayment of the short-term interest-free line of credit granted to us in 2003 by the United States Navy for working capital purposes. Finally, in 2004, we declared and paid dividends of $8.4 million to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)				
Long-term bank debt (excluding interest)	0.8	4.3	4.6	23.8	33.5
Minimum purchase commitments	37.5	75.1	75.1	122.0	309.7
Newbuilding contracts—bunkering tankers	61.6	118.7	—	—	180.3
Newbuilding contracts—specialty tankers	15.7	—	—	—	15.7
Total	115.6	198.1	79.7	145.8	539.2

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our combined and consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. We extend credit on an unsecured basis to many of our customers. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables (i.e., 30 to 60 days, 60 to 90 days, etc.). These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-base basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard, and for our Aframax tanker, to be 25 years from date of initial delivery from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2006 by $1.1 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third party valuation specialists.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

	Average Number of Tankers		Drydock Costs	
Year Ended December 31	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)	
2004	6.8	1.0	386	321
2005	9.0	1.0	636	154
2006	11.1	1.3	1,684	10,637

The table above discloses the average number of tankers that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

Safe Harbor

Forward-looking information discussed in the section of this annual report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

Quantitative and Qualitative Disclosures about Market Risk

Price Risk
Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. During 2006, we have leased a shoreside storage facility in Gibraltar and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, Gibraltar was the only location where we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in Gibraltar covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers, or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk
Historically, we have been subject to market risks relating to changes in interest rates because we have had considerable amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2006, we paid interest on this debt based on LIBOR plus an average spread of 1.34% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2006 from $4.3 million to $5.4 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

Exchange Rate Risk
We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2006, comprised approximately 94% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of operations has been minimal.

In 2005, we signed two newbuilding contracts for the construction of two specialty tankers. These contracts are denominated in Euros. Apart from these Euro-denominated contracts, we do not expect the impact of foreign exchange fluctuations on our combined and consolidated statements of operations to materially differ from recent periods. Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of operations may be significant.

Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
AEGEAN MARINE PETROLEUM NETWORK INC.

We have audited the accompanying consolidated balance sheets of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries (the "Company"), as of December 31, 2005 and 2006 and the related combined and consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEGEAN MARINE PETROLEUM NETWORK INC. and subsidiaries at December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte
Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 16, 2007

Consolidated Balance Sheets

As of December 31, 2005 and 2006

(Expressed in thousands of U.S. dollars—except for share and per share data)

	December 31, 2005	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,602	$ 82,425
Trade receivables, net of allowance for doubtful accounts of $694 and $1,106, as of December 31, 2005 and 2006, respectively	66,230	66,803
Due from related companies (Note 3)	6,815	469
Inventories (Note 4)	6,384	30,634
Prepayments and other current assets (Note 9)	825	2,661
Restricted cash (Note 2)	750	750
Total current assets	88,606	183,742
FIXED ASSETS:		
Advances for vessels under construction and acquisitions (Note 5)	12,803	46,779
Vessels, cost (Notes 6, 11 and 18)	47,528	70,943
Vessels, accumulated depreciation (Notes 6, 11 and 18)	(5,514)	(9,662)
Vessels' net book value	42,014	61,281
Other fixed assets, net (Notes 7 and 18)	1,215	1,206
Total fixed assets	56,032	109,266
OTHER NON-CURRENT ASSETS:		
Restricted cash (Notes 2 and 11)	14,620	12,336
Deferred charges, net (Note 8)	1,217	10,519
Other non-current assets	884	14
Total assets	$161,359	$315,877
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 10)	$ 42,993	—
Short-term borrowings—related company (Notes 3 and 10)	23,595	—
Current portion of long-term debt (Note 11)	3,987	833
Trade payables to third parties	35,802	42,872
Trade payables to related companies (Note 3)	13,376	19,203
Other payables to related companies	107	125
Accrued and other current liabilities (Note 11)	1,203	4,986
Total current liabilities	121,063	68,019
LONG-TERM DEBT, net of current portion (Note 11)	30,661	32,663
OTHER NON-CURRENT LIABILITIES	108	196
COMMITMENTS AND CONTINGENCIES (Note 12)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2005 and 2006; 28,035,000 and 42,410,000 shares, issued and outstanding at December 31, 2005 and 2006, respectively (Note 17)	280	424
Additional paid-in capital (Note 17)	—	185,103
Retained earnings	9,247	29,472
Total stockholders' equity	9,527	214,999
Total liabilities and stockholders' equity	$161,359	$315,877

The accompanying notes are an integral part of these combined and consolidated financial statements.

Combined and Consolidated Statements of Operations

For the Years Ended December 31, 2004, 2005 and 2006

(Expressed in thousands of U.S. dollars—except for share and per share data)

	For the Year Ended December 31,		
	2004	2005	2006
REVENUES:			
Sales of marine petroleum products—third parties (Note 20)	$239,791	$497,443	$775,816
Sales of marine petroleum products—related companies (Notes 3 and 20)	7,645	8,162	14,841
Voyage revenues	14,983	10,450	11,639
Other revenues	593	1,275	1,516
Total revenues	263,012	517,330	803,812
OPERATING EXPENSES:			
Cost of marine petroleum products sold—third parties	165,991	360,223	573,615
Cost of marine petroleum products sold—related companies (Note 3)	56,448	104,578	155,022
Salaries, wages and related costs	5,052	8,958	12,871
Vessel hire charges (Note 3)	2,436	518	—
Depreciation (Notes 6 and 7)	1,546	2,226	4,240
Amortization of drydocking costs (Note 8)	386	636	1,684
Management fees (Note 3)	183	182	223
Other operating expenses (Note 13)	12,348	16,629	25,697
Total operating expenses	244,390	493,950	773,352
Operating income	18,622	23,380	30,460
OTHER INCOME/(EXPENSE):			
Write-off of deferred IPO costs (Note 15)	—	—	(1,588)
Interest and finance costs (Notes 10, 11 and 14)	(944)	(2,347)	(5,207)
Interest income	13	70	976
Foreign exchange gains (losses), net	(68)	396	(414)
	(999)	(1,881)	(6,233)
Income before income taxes	17,623	21,499	24,227
Income taxes (Note 19)	(6)	(24)	(2)
Net income	$ 17,617	$ 21,475	$ 24,225
Basic earnings per common share	$ 0.58	$ 0.72	$ 0.84
Diluted earnings per common share	$ 0.58	$ 0.72	$ 0.84
Weighted average number of shares, basic	30,472,827	29,878,398	28,954,521
Weighted average number of shares, diluted	30,472,827	29,878,398	28,954,622

The accompanying notes are an integral part of these combined and consolidated financial statements.

Combined and Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2004, 2005 and 2006

(Expressed in thousands of U.S. dollars—except for share and per share data)

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2003	30,472,827	$305	$ 4,756	$ 529	$ 5,590
Net income	—	—	—	17,617	17,617
Contribution to additional paid-in capital	—	—	9,698	—	9,698
Dividends declared and paid ($0.28 per share)	—	—	—	(8,444)	(8,444)
BALANCE, December 31, 2004	30,472,827	$305	$ 14,454	$ 9,702	$ 24,461
Net income	—	—	—	21,475	21,475
Contribution to additional paid-in capital	—	—	100	—	100
Dividends declared and paid ($0.05 per share)	—	—	—	(1,509)	(1,509)
Repurchase and cancellation of shares (Note 17)	(2,437,827)	(25)	(14,554)	(20,421)	(35,000)
BALANCE, December 31, 2005	28,035,000	$280	—	$ 9,247	$ 9,527
Net income	—	—	—	24,225	24,225
Dividends declared and paid ($0.14 per share)	—	—	—	(4,000)	(4,000)
Issuance of common stock (par value $0.01, at $14.00)	14,375,000	144	185,065	—	185,209
Restricted stock amortization (Note 16)	—	—	38	—	38
BALANCE, December 31, 2006	42,410,000	$424	$185,103	$ 29,472	$214,999

The accompanying notes are an integral part of these combined and consolidated financial statements.

Combined and Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2005 and 2006

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,		
	2004	2005	2006
Cash flows from operating activities:			
Net income	$ 17,617	$ 21,475	$ 24,225
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,546	2,226	4,240
Provision for doubtful accounts	(100)	129	412
Restricted stock amortization	—	—	38
Amortization of deferred charges	519	654	1,855
Other non-cash charges	406	14	88
(Increase) decrease in:			
Trade receivables	(6,686)	(42,088)	(985)
Due from related companies	(1,351)	409	6,346
Insurance claims	(900)	900	—
Inventories	(353)	(4,509)	(24,250)
Prepayments and other current assets	(380)	185	(1,836)
Increase (decrease) in:			
Trade payables	7,374	22,166	12,897
Other payables to related companies	5	56	18
Accrued and other current liabilities	(33)	882	3,783
Decrease (increase) in other non-current assets	(10)	(870)	870
Payments for drydocking	(321)	(154)	(10,637)
Net cash provided by operating activities	17,333	1,475	17,064
Cash flows from investing activities:			
Advances for vessels under construction	—	(11,228)	(35,396)
Advances for acquired vessels (not yet delivered)	—	(1,420)	—
Vessel acquisitions	(28,998)	(6,755)	(34,895)
Sale of vessels to related companies (Note 3)	—	—	12,900
Purchase of other fixed assets	—	(1,072)	(83)
Decrease (increase) in restricted cash	(362)	(14,498)	2,284
Net cash used in investing activities	(29,360)	(34,973)	(55,190)
Cash flows from financing activities:			
Proceeds from long-term debt	19,700	15,539	41,714
Repayment of long-term debt	(2,627)	(3,587)	(42,866)
Net change in short-term borrowings	(4,280)	39,000	(42,993)
Net change in short-term related company borrowings	—	23,595	(23,595)
Financing costs paid	(212)	(218)	(520)
IPO proceeds, net of issuance costs	—	—	185,209
Cash contributions to additional paid-in capital	9,298	—	—
Share repurchase (Note 17)	—	(35,000)	—
Dividends paid	(8,444)	(1,509)	(4,000)
Net cash provided by financing activities	13,435	37,820	112,949
Net increase in cash and cash equivalents	1,408	4,322	74,823
Cash and cash equivalents at beginning of year	1,872	3,280	7,602
Cash and cash equivalents at end of year	$ 3,280	$ 7,602	$ 82,425
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest (excluding capitalized interest):	$ 575	$ 1,636	$ 5,777
Cash paid during the year for income taxes:	$ 6	$ 8	$ 18
Restricted stock granted to employees (Note 16):	—	—	$ 1,688
Non-cash financing activities with related parties (Note 17):	$ 400	$ 100	—

The accompanying notes are an integral part of these combined and consolidated financial statements.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder, majority shareholder, and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

On July 19, 2006, a privately negotiated transaction was concluded whereby Leveret sold 20% of its holdings in Aegean's common stock to AMPNInvest LLC, which is a company co-controlled by Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos. In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

The material subsidiaries of the Company are:

(a) Aegean Marine Petroleum S.A. ("AMP"), incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b) Aegean Marine Petroleum LLC (the "UAE Service Center"), Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center"), Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center") and Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center") were incorporated in the United Arab Emirates on July 26, 2000; in Gibraltar on August 7, 1997; in Jamaica on November 25, 2004; and in Singapore on June 7, 2005, respectively. These companies monitor and support the logistical aspects of each order in their respective geographical locations.

(c) Aegean Bunkering Services Inc. (the "Manager") was incorporated in the Marshall Islands on July 11, 2003 and, effective January 1, 2004, provides all the bunkering tanker-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

(d) Vessel-owning companies with operating vessels:

		Vessel Details			
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Carmel Investment Corp. ("Carmel")	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Evian Enterprises Co. ("Evian")	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Clyde Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Tiffany Marine S.A. ("Tiffany")	05/10/2004	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Shipping Pte. Ltd. ("Breeze")	04/02/2004	Aegean Breeze I	2004	2,747	07/07/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Pontos Navigation Inc. ("Pontos")	09/09/2002	Aegean Flower	2001	6,523	01/05/2004
Aegean VII Shipping Ltd. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Venus Holding Company ("Venus")	10/13/1999	Aegean IX	1976	7,216	06/14/2001
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos	1981	67,980	09/05/2006
Baldwin Management Co. ("Baldwin")	09/25/2002	Aegean Hellas	1982	91,602	11/15/2002

(e) Vessel-owning companies with vessels under construction:

Company Name	Date of Incorporation	Vessel Details: Hull Number	Vessel Details: Size (dwt)
Milos Maritime Inc. ("Milos")	01/28/2005	DN-3500-1	3,800
Serifos Maritime Inc. ("Serifos")	01/28/2005	DN-3500-2	3,800
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	DN-3500-3	3,800
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	DN-3500-4	3,800
Kimolos Maritime Inc. ("Kimolos")	01/28/2005	DN-3500-5	3,800
Syros Maritime Inc. ("Syros")	01/28/2005	DN-3500-6	3,800
Mykonos Maritime Inc. ("Mykonos")	01/28/2005	DN-3500-7	3,800
Santorini Maritime Inc. ("Santorini")	01/28/2005	DN-3500-8	3,800
Paros Maritime Inc. ("Paros")	01/28/2005	DN-3500-9	3,800
Naxos Maritime Inc. ("Naxos")	01/28/2005	DN-3500-10	3,800
Ocean Dynamic Corp. ("Ocean")	05/27/2005	N 2230007	2,400
Sea Global S.A. ("Sea Global")	05/27/2005	N 2220000	2,400
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	QHS 207	5,500
Ithaki Marine S.A. ("Ithaki")	09/26/2006	QHS 208	5,500
Cephallonia Marine S.A. ("Cephallonia")	09/26/2006	QHS 209	5,500
Paxoi Marine S.A. ("Paxoi")	09/26/2006	QHS 210	5,500
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Eton Marine Ltd. ("Eton")	12/21/2005	QHS 220	5,500
Tasman Seaways Inc. ("Tasman")	12/21/2005	QHS 221	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500

(f) Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office

As of December 31, 2005 and 2006, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%. As required by the laws of the United Arab Emirates ("UAE"), Aegean Marine Petroleum LLC is 51% owned by a UAE citizen (the "Sponsor"). On July 26, 2000, an agreement was signed with the Sponsor to automatically transfer all profits and losses, assets and liabilities to the Company in exchange for an annual fixed cash consideration. The payments of annual fixed cash consideration have been recognized on an accrual basis and are included in other operating expenses in the accompanying combined and consolidated statements of operations. The agreement also prevents an unauthorized ownership transfer and effectively grants majority control of the UAE Service Center to the Company. Accordingly, the financial position and operations of the UAE Service Center have been fully included in the accompanying combined and consolidated financial statements.

During the years ended December 31, 2005 and 2006, no one customer individually accounted for more than 10% of the Company's total revenues. During the year ended December 31, 2004, one customer individually accounted for more than 10% of the Company's total revenues, as follows:

Customer	Year Ended December 31, 2004	2005	2006
A	24%	—	—

2. Significant Accounting Policies

Principles of Combination and Consolidation. The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2006, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in combination and consolidation.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Use of Estimates. The preparation of combined and consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income. The provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," require separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no such transactions in the periods presented and, accordingly, comprehensive income equals net income for all periods presented.

Foreign Currency Transactions. The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined and consolidated statements of operations.

Cash and Cash Equivalents. The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash. Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard (Note 11). Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

Trade Receivables, Net. Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately thirty days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $66,924 and $67,909, before allowances for bad debts of $694 and $1,106, as of December 31, 2005 and 2006, respectively.

Insurance Claims. Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories. Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

Vessel Cost. Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost." Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

Vessel Depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Impairment of Long-lived Assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

Accounting for Drydocking Costs. The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

Financing Costs. Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations. The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

Accounting for Revenues and Expenses. Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 3). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

Revenues are also generated from voyage and time charter agreements of the Company's vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

Operating expenses are accounted for on the accrual basis.

Repairs and Maintenance. All vessel repair and maintenance expenses, including major overhaulings (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying combined and consolidated statements of operations.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Income Taxes. The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Generally, Aegean and its subsidiaries are involved in non-taxable activities and, as such, no material deferred tax assets or liabilities arose in any of the periods presented (refer to Note 19).

Earnings per Common Share. Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Derivatives. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2006, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

Contingencies. The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Fair Value of Financial Instruments. The carrying values of cash, trade receivables, trade payables and short-term borrowings are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The Company has no long-term loans bearing interest at fixed rates.

Recent Accounting Pronouncements

Considering the Effects of Prior Year Misstatements. In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements," ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. The Company adopted the provisions of SAB 108 in its financial statements for the year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial position, results of operations or cash flows.

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. The Company is currently evaluating the accounting impact of SFAS 157 on the fair value measures that are recognized and/or disclosed in the Company's financial statements.

Planned Major Maintenance Activities. In September 2006, the FASB issued Staff Position ("FSP") AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. Accordingly, the Company does not expect the adoption of FSP AUG AIR-1 to have any impact on the Company's financial statements.

Hybrid Financial Instruments. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 is effective for the Company for all financial instruments acquired or issued after January 1, 2007 and is not expected to have a material impact on the Company's financial statements.

Minimum Revenue Guarantees. FASB Staff Position FIN45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners," was issued in November 2005. This FSP amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to include in its scope a guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. The FSP is effective for the Company for minimum revenue guarantees newly issued or modified on or after January 1, 2006. The adoption of the FSP did not have a material impact on the Company's financial statements for the year ended December 31, 2006. However, implementation of the FSP may result in amounts being recorded in the financial statements of the Company in the future if the Company enters into any revenue guarantees. The amount of any such impact will depend on the terms of any revenue guarantees entered into.

Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 was effective for the Company as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

3. Transactions with Related Parties

(a) Aegean Oil S.A. (the "Greek Subcontractor"): The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 450 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superceded by a ten year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

During the years ended December 2004, 2005 and 2006, the Company purchased from the Greek Subcontractor marine petroleum products of $49,298, $99,417 and $155,022, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. As of December 31, 2005 and 2006, the amounts due to the Greek Subcontractor were $13,376 and $19,203, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

(b) Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i) Aegean Shipping provides two of the Company's vessel-owning companies, Baldwin and Tanking, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2004, 2005 and 2006, amounted to $183, $182 and $223, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

(ii) Prior to January 1, 2006, the Company time chartered (short-term) certain vessels of Aegean Shipping in order to meet increased levels of demand for its services at times when its own vessels were operating at full capacity, or for special situations. Vessel hire charges for the years ended December 31, 2004 and 2005 amounted to $2,436 and $518, respectively, and are separately disclosed in the accompanying combined and consolidated statements of operations.

(iii) Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2004, 2005 and 2006, amounted to $7,645, $8,162 and $13,146, respectively, and are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations.

(iv) On December 20, 2005, the Company purchased an 11,538 dwt (built in 1982) double hull bunkering tanker Aegean Pride from Aegean Shipping for a price of $6,700, which was fully paid on that date. The price includes Aegean Shipping's initial purchase price of the vessel from an unrelated third-party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker. The cost of this vessel is included under vessels, cost, in the accompanying consolidated balance sheets.

(v) During the year ended December 31, 2006, the Company sold two newly-acquired secondhand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

As of December 31, 2005 and 2006, the amounts due from Aegean Shipping were $6,693 and $162, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c) Golden Sun Marine Corp. ("Golden Sun"): Prior to June 1, 2005, the Company conducted business with Golden Sun, an investment and trading company in which Mr. Dimitris Melisanidis holds a controlling interest. During the years ended December 31, 2004 and 2005, the Company purchased from Golden Sun marine petroleum products of $7,150 and $5,161, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of operations. Effective June 1, 2005, the Company ceased purchasing marine petroleum products from Golden Sun and accordingly, during the year ended December 31, 2006, the Company did not purchase marine petroleum products from Golden Sun. As of December 31, 2005 and 2006, no amounts were due to Golden Sun.

(d) Leveret: As discussed in Note 1, Leveret is a personal holding company owned and controlled by Mr. Dimitris Melisanidis. During the years ended December 31, 2005 and 2006, Leveret provided the Company with short-term loan facilities, mainly in order to finance certain payments due under certain shipbuilding and supervision contracts (refer to Note 10). On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid with the proceeds of the 2006 IPO.

(e) General Maritime Corporation ("General Maritime"): Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the year ended December 31, 2006, the Company's sales to General Maritime amounted to $1,695 which are included under sales of marine petroleum products in the accompanying combined and consolidated statements of operations. As of December 31, 2006, the amount due from General Maritime was $12 which is included in due from related companies in the accompanying consolidated balance sheets.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2005	2006
Held for sale:		
Marine fuel oil	4,416	21,535
Marine gas oil	1,587	7,972
	6,003	29,507
Held for consumption:		
Marine fuel	185	654
Lubricants	168	394
Victuals	28	79
	381	1,127
Total	6,384	30,634

5. Advances for Vessels Under Construction and Acquisitions

On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard ("Fujian") for ten 3,800 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard ("Severnav") for two 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai") for five double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On October 18, 2006, the Company signed seven separate shipbuilding contracts with Qingdao Hyundai for seven double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-207 to 210 and QHS-215 to 217). The construction price of each contract is $10,000 which is payable 20% in advance, 20% upon steel cutting, 20% upon keel-laying, 20% upon launching and 20% upon delivery and acceptance. Furthermore, on October 19, 2006, the Company signed seven separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the seven 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% upon steel cutting, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2005 and 2006 was $155 and $1,295, respectively.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, milestone payments relating to the contracts with the engineering firm, and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2006, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2006		
Vessel Name	Expected Delivery	Contract Amount	Contract Payments	Capitalized Expenses	Total
Fujian Shipyard					
DN-3500-1	April 2007	8,350	3,973	207	4,180
DN-3500-2	August 2007	8,350	2,953	179	3,132
DN-3500-3	September 2007	8,350	2,953	125	3,078
DN-3500-4	November 2007	8,350	1,933	83	2,016
DN-3500-5	December 2007	8,350	1,777	68	1,845
DN-3500-6	March 2008	8,350	1,777	37	1,814
DN-3500-7	April 2008	8,350	757	36	793
DN-3500-8	July 2008	8,350	757	60	817
DN-3500-9	August 2008	8,350	757	60	817
DN-3500-10	October 2008	8,350	757	60	817
Severnav Shipyard					
N 2220000	May 2007	10,830	2,202	134	2,336
N 2230007	August 2007	10,779	3,698	134	3,832
Qingdao Hyundai Shipyard					
QHS-207	December 2008	11,600	2,000	8	2,008
QHS-208	January 2009	11,600	2,000	8	2,008
QHS-209	February 2009	11,600	2,000	8	2,008
QHS-210	March 2009	11,600	2,000	8	2,008
QHS-215	May 2009	11,600	2,000	9	2,009
QHS-216	July 2009	11,600	2,000	9	2,009
QHS-217	August 2009	11,600	2,000	9	2,009
QHS-220	November 2007	11,000	2,900	61	2,961
QHS-221	May 2008	11,000	1,020	50	1,070
QHS-222	August 2009	11,000	1,020	51	1,071
QHS-223	September 2009	11,000	1,020	51	1,071
QHS-224	October 2009	11,000	1,020	50	1,070
Total		241,309	45,274	1,505	46,779

During the years ended December 31, 2005 and 2006, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,	
	2005	2006
Balance at beginning of period	—	12,803
Advances for vessels under construction and related costs	11,383	35,396
Payments for secondhand vessel acquisitions	8,175	34,895
Vessels delivered	(6,755)	(36,315)
Balance at end of period	12,803	46,779

As of December 31, 2006, the remaining obligations under the construction and supervision contracts are payable as follows:

	Amount
2007	77,337
2008	76,878
2009	41,820
	196,035

On March 31, 2005, as amended, in connection with the shipbuilding contracts entered into with Fujian, the Company entered into a call option agreement with Fujian for the construction and delivery of five 3,800 dwt, double skin, double bottom, product oil tankers. The Company has the right to exercise this option on or before the launching of the first of the ten product oil tankers. If the Company exercises this option, Fujian Southeast Shipyard is bound to sign new shipbuilding contracts for the five vessels for a total price of $34,750 ($6,950 each). No consideration was paid by the Company for the call option agreement.

On June 3, 2005, in connection with the shipbuilding contracts entered into with Severnav, the Company entered into a call option agreement with Severnav for the design, construction and equipment of four 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The Company has the right to exercise the option on two of the vessels on or before the launching of the first of the firm product oil tankers mentioned above, and has the right to exercise the option on the two remaining vessels on or before the delivery and acceptance of the first of the firm product oil tankers mentioned above for a total price of Euro 26,240,000 (Euro 6,560,000 each). No consideration was paid by the Company for the call option agreement.

On January 13, 2006, in connection with the shipbuilding contracts entered into with Qingdao Hyundai, the Company entered into a call option agreement with Qingdao Hyundai for the construction and delivery of four double skin, double bottom, 5,500 dwt class oil tankers. The Company has the right to exercise this option on or before the delivery of the first of the five 5,500 dwt class oil tankers mentioned above. If the Company exercises this option, Qingdao Hyundai is bound to sign new shipbuilding contracts for the four vessels for a total price of $38,200 ($9,550 each). No consideration was paid by the Company for the call option agreement.

6. Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2004	40,773	(3,334)	37,439
Vessels acquired and delivered	6,755	—	6,755
Depreciation for the year	—	(2,180)	(2,180)
Balance, December 31, 2005	47,528	(5,514)	42,014
Vessels acquired and delivered	36,315	—	36,315
Vessels sold	(12,900)	—	(12,900)
Depreciation for the year	—	(4,148)	(4,148)
Balance, December 31, 2006	**70,943**	**(9,662)**	**61,281**

On December 20, 2005, the acquired secondhand bunkering tanker, Aegean Pride I, was delivered to the Company at a total cost of $6,700. On May 3, 2006, the acquired secondhand bunkering tanker, Aegean XI, was delivered to the Company at a total cost of $8,214. On July 25, 2006, the acquired secondhand bunkering tanker, Aegean Force, was delivered to the Company at a total cost of $5,085. On September 5, 2006, the acquired floating storage facility, Fos, was delivered to the Company at a total cost of $10,116.

During the year ended December 31, 2006, the Company purchased two secondhand tankers, Omega Af Donso and Trapper, from third-party sellers for a total amount of $12,900 and subsequently sold these tankers to Aegean Shipping. No gain or loss was recognized by the Company on the sale of these vessels.

Cost of vessels at December 31, 2004, 2005 and 2006, includes $8,913, $8,913 and $8,747, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2006, all of the Company's vessels were in process of being mortgaged under the Company's Term Loan, Overdraft and Guarantee Facility Agreement dated December 19, 2006 (refer to Note 10).

7. Other Fixed Assets

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2004	194	—	194
Additions	814	258	1,072
Cost, December 31, 2005	1,008	258	1,266
Additions	—	83	83
Cost, December 31, 2006	**1,008**	**341**	**1,349**
Accumulated depreciation, December 31, 2004	5	—	5
Depreciation expense	15	31	46
Accumulated depreciation, December 31, 2005	20	31	51
Depreciation expense	34	58	92
Accumulated depreciation, December 31, 2006	**54**	**89**	**143**
Net book value, December 31, 2004	189	—	189
Net book value, December 31, 2005	988	227	1,215
Net book value, December 31, 2006	**954**	**252**	**1,206**

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

8. Deferred Charges

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2004	1,413	86	1,499
Additions	154	218	372
Amortization for the year	(636)	(18)	(654)
Balance, December 31, 2005	931	286	1,217
Additions	10,637	520	11,157
Amortization for the year	(1,684)	(171)	(1,855)
Balance, December 31, 2006	**9,884**	635	10,519

The amortization for drydocking costs is separately reflected in the accompanying combined and consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying combined and consolidated statements of operations.

9. Prepayments and Other Current Assets

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2005	2006
Prepaid vessel insurance	65	63
Other prepayments	760	2,598
Total	825	2,661

10. Short-term Borrowings

As of December 31, 2005 and 2006, the Company's short-term borrowings consisted of the following:

	December 31,	
Borrower	2005	2006
(a) Aegean	35,000	—
(b) AMP, the Manager and certain vessel-owning subsidiaries	23,595	—
(c) AMP	4,000	—
(d) AMP	2,000	—
(e) AMP	1,993	—
Total	66,588	—

(a) On October 3, 2005, Aegean borrowed $35,000 under a short-term credit facility with an international bank to finance Aegean's stock repurchase of 8% of the total then-issued and outstanding common stock of Aegean (refer to Note 17). The facility bears interest at LIBOR plus 0.45% and the weighted average interest rate (including the margin) during the years ended December 31, 2005 and 2006 was 4.56% and 5.52%, respectively. On December 20, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

(b) During the years ended December 31, 2005 and 2006, AMP, the Manager and certain vessel-owning subsidiaries entered into short-term financing agreements with Leveret, mainly in order to partially finance the construction or acquisition costs of vessels and for working capital purposes. These loans are unsecured, bear no interest and are payable upon demand. On December 18, 2006, the then-outstanding cumulative balance under these facilities was fully repaid with the proceeds of the 2006 IPO.

(c) On March 13, 2003, AMP entered into a one-year, renewable credit facility with a Greek bank for an aggregate amount of $4,000 to be used for the issuance of bank guarantees and/or for working capital purposes. During the year ended December 31, 2005, AMP drew down $4,000 under this credit facility. The facility bears interest at LIBOR plus 2.75% and the weighted average interest rate (including the margin) during the years ended December 31, 2005 and 2006 was 7.30% and 7.51%, respectively. On December 18, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

(d) On December 23, 1999, AMP signed a one-year, renewable, secured overdraft and guarantee facility with an international bank for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantee and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2005, the balance on the overdraft facility was $2,000. The overdraft facility bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 5.00%, 3.71% and 7.05%, respectively. On December 19, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

(e) On October 23, 2003, AMP signed a one-year, renewable credit facility with a Greek bank for an aggregate amount of $3,000 to be used for the issuance of bank letters of guarantee and/or for an overdraft facility to be used for working capital purposes. As of December 31, 2005 and 2006, the balance on the overdraft facility was $1,993. The overdraft facility bears interest at LIBOR plus 1.50% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.50%, 5.43% and 6.84%, respectively. On December 19, 2006, the then-outstanding balance under this facility was fully repaid with the proceeds of the 2006 IPO.

Total interest incurred on short-term borrowings for the years ended December 31, 2004, 2005 and 2006 amounted to $235, $900 and $2,839, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of operations.

On December 19, 2006, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement ("Senior Credit Facility") with an international bank for an amount of $183,400. The Senior Credit Facility will be used for working capital and general corporate purposes and to partially finance the construction costs of certain bunkering tankers. The overdraft and guarantee facilities under the Senior Credit Facility expire on December 19, 2008 while the term loan facility expires 12 years from the delivery date of each vessel.

The revolving overdraft facility of up to $50,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 will be used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 11(c)). Under the term loan, each tranche, of $6,680, is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The term loan bears interest at LIBOR plus 1.15%. Furthermore, a commitment fee is levied at a rate of 0.25% per annum.

The Senior Credit Facility is mainly secured by a first priority mortgage on the Company's operational double hull tankers and an undertaking by the Company to provide a first priority mortgage on the Company's single hull tankers at the lender's request. Furthermore, the Senior Credit Facility is secured by a first priority assignment of the newbuilding contracts for hull numbers DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, and by a general assignment of the Company's trade receivables to be paid into an operating account held by the bank. The Senior Credit Facility contains certain covenants which include requirements to maintain the Company's listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 35% of the Company's outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $150,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

As of December 31, 2006, the Company had no amounts outstanding under this facility.

11. Long-term Debt

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
Borrower(s)	2005	2006
(a) Ocean and Sea Global	12,173	13,503
(b) Serifos, Kithnos, Santorini, Paros and Naxos	2,516	4,964
(c) Milos, Amorgos, Kimolos, Syros and Mykonos	—	4,175
(d) Eton, Benmore and Ingram	—	2,350
(e) Tasman and Santon	—	1,504
(f) Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira	—	7,000
(g) Tiffany and Sea Breezer Marine S.A.	8,037	—
(h) Clyde	1,800	—
(i) Aegean X	2,900	—
(j) Carmel and Evian	940	—
(k) Pontos	4,125	—
(l) Baldwin	1,170	—
(m) Aegean Investments	850	—
(n) Gibraltar Service Center	137	—
Total	34,648	33,496
Less: Current portion	(3,987)	(833)
Long-term portion	30,661	32,663

(a) On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the earlier of the date of actual delivery of the respective vessel or December 31, 2007.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005 and 2006, the weighted average interest rate (including the margin) was 3.91% and 4.33%, respectively, while at December 31, 2005 and 2006, the interest rate (including the margin) was 3.91% and 5.03%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

As of December 31, 2005 and 2006, the outstanding balance of the loan was $12,173 (Euro 10,252,500) and $13,503 (Euro 10,252,500), respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

(b) On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels DN-3500-2, DN-3500-3, DN-3500-8, DN-3500-9 and DN-3500-10, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining ten being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005 and 2006, the weighted average interest rate (including the margin) was 5.90% and 6.57%, respectively, while at December 31, 2005 and 2006, the interest rate (including the margin) was 5.90% and 6.77%, respectively. As of December 31, 2005 and 2006, the outstanding balance of the loan was $2,516 and $4,964, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

(c) On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.46%, while at December 31, 2006, the interest rate (including the margin) was 6.50%. As of December 31, 2006, the outstanding balance of the loan was $4,175. This loan will be refinanced by a term loan with the same bank under the Senior Credit facility (refer to Note 10).

(d) On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels QHS-220, QHS-222 and QHS-223 (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.67%, while at December 31, 2006, the interest rate (including the margin) was 6.67%. As of December 31, 2006, the outstanding balance of the loan was $2,350.

(e) On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels QHS-221 and QHS-224 (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.47%, while at December 31, 2006, the interest rate (including the margin) was 6.51%. As of December 31, 2006, the outstanding balance of the loan was $1,504.

(f) On October 30, 2006, Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the year ended December 31, 2006, the weighted average interest rate (including the margin) was 6.52%, while at December 31, 2006, the interest rate (including the margin) was 6.52%. As of December 31, 2006, the outstanding balance of the loan was $7,000.

(g) On July 23, 2004, Tiffany and Sea Breezer Marine S.A. (a now dormant vessel-owning company), as co-borrowers, jointly and severally entered into a loan agreement with an international bank for an amount of $8,800 to partially finance the acquisition cost of the vessels Aegean Tiffany and Aegean Breeze I. During 2006, Sea Breezer Marine S.A. sold the Aegean Breeze I to Breeze and repaid its outstanding balance under this facility with the proceeds from the sale. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.11%, 4.54% and 6.33%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.49%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(h) On June 4, 2004, Clyde concluded a loan for an amount of $2,400 from a Greek bank to partially finance the acquisition cost of the vessel Aegean Tulip. The loan bears interest at LIBOR plus 1.75% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.46%, 5.01% and 6.78%, respectively, while at December 31, 2005, the interest rate (including the margin) was 6.20%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(i) On October 7, 2004, Aegean X concluded a loan for an amount of $3,500 from a Greek bank to partially finance the acquisition cost of the vessel Aegean X. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 3.56%, 4.80% and 6.57%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.62%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(j) On February 13, 2003, Carmel and Evian, as co-borrowers, jointly and severally entered into a loan agreement with an international bank for an amount of $2,500 to partially finance the acquisition cost of the vessels Aegean Rose and Aegean Daisy. The loan bears interest at LIBOR plus 1.375% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.83%, 4.67% and 6.41%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.74%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(k) On January 28, 2004, Pontos concluded a loan for an amount of $5,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Flower. The loan bears interest at LIBOR plus 1.25% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.75%, 4.54% and 6.32%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.49%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(l) On November 28, 2002 and as amended on July 19, 2005, Baldwin concluded a loan for an amount of $4,000 from an international bank to partially finance the acquisition cost of the vessel Aegean Hellas. The loan bears interest at LIBOR plus 1.5% and the weighted average interest rate (including the margin) during the years ended December 31, 2004, 2005 and 2006 was 2.93%, 4.80% and 6.54%, respectively, while at December 31, 2005, the interest rate (including the margin) was 5.90%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(m) On June 24, 2005, Aegean Investments concluded a loan for an amount of $850 from an international bank to finance the acquisition cost of an office condominium in New Jersey. The loan bears interest at LIBOR plus 0.45%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(n) On October 20, 2003, the Gibraltar Service Center concluded a loan for an amount of Pounds Sterling (GBP) 92,000 from an international bank to partially finance the acquisition cost of an office in Gibraltar. The loan bears interest at the bank's base rate, as defined in the loan agreement, plus 2.25%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

(o) Other loans:

On April 24, 2006, Breeze concluded a loan for an amount of $3,866 from an international bank to partially finance the acquisition cost of the vessel Aegean Breeze I. The loan bears interest at LIBOR plus 1.25%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

On April 20, 2006, Carnaby, Baltic and Mare, as co-borrowers, jointly and severally entered into a term loan agreement with an international bank for an amount of $15,000 in order to partially finance the acquisition cost of the vessels Aegean Pride I, Aegean Force and Aegean XI, respectively. The loan bears interest at LIBOR plus 1.50%. On December 20, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

On August 30, 2006, Tanking signed a loan agreement with an international bank for a term loan facility in an aggregate amount of $10,000 to partially finance the acquisition of the double hull Panamax tanker, the Fos. The facility bears interest at LIBOR plus 1.5%. On December 15, 2006, the then-outstanding balance on this loan was fully repaid with the proceeds of the 2006 IPO.

As of December 31, 2006, the outstanding vessel-financing loans (a) to (f) are generally collateralized as follows:

- First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);
- Assignments of insurance and earnings of the mortgaged vessels (when completed);
- An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $23,428 and $(1,694) as of December 31, 2005 and 2006, respectively.

As of December 31, 2006, all the Company's vessels-under-construction, having a total carrying value of $46,779, have been provided as collateral to secure the loans (a) to (f) discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2004, 2005 and 2006 amounted to $447, $1,036 and $2,779, respectively, and is included in interest expense and finance costs in the accompanying combined and consolidated statements of operations. Accrued interest expense on long-term debt as of December 31, 2005 and 2006 amounted to $226 and $153, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The annual principal payments required to be made after December 31, 2006, are as follows:

	Amount
2007	833
2008	1,975
2009	2,280
2010	2,400
2011	2,197
2012 and thereafter	23,811
	33,496

12. Commitments and Contingencies

(a) Long-term Supply Contracts: Prior to April 30, 2006, the Company was purchasing fuel in Gibraltar from the marine division of one of the oil majors ("Oil Major") under a long-term Fuel Purchase Agreement ("FPA") dated September 1, 2002, as amended on September 1, 2005. Under the FPA, the Oil Major supplies MFO and MGO at a price equal to average PLATTS prices plus a margin, subject to quarterly price reviews which may be instituted by either party. The contract stipulates that the seller is required to make available for sale a minimum quantity of marine fuel per month. Even though the Company is not required to purchase minimum quantities of marine fuel, the Company is required to pay a monthly throughput fee irrespective of the volumes of marine fuel purchased. This agreement was scheduled to expire on October 31, 2007. On April 30, 2006, upon the request of the Oil Major, the contract was terminated and the Company waived its right to all claims against the Oil Major afforded to it by the FPA. The termination of the FPA was due to the Oil Major's strategy to cease its operations in Gibraltar.

On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

On April 1, 2005, the Company signed a ten year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 3).

(b) Standby Letters of Credit: In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2006, the total outstanding standby letters of credit amounted to $35,231. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2007. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(c) Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d) Legal Matters: On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

13. Other Operating Expenses

The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:

	Year Ended December 31,		
	2004	2005	2006
Vessel voyage expenses	5,263	3,334	6,573
Vessel insurance	899	1,309	1,647
Vessel repairs and maintenance	545	2,528	2,105
Vessel spares and consumable stores	937	1,451	1,569
Vessel consumption of marine petroleum products	1,165	1,732	3,933
Storage costs	—	—	2,101
Provision for doubtful accounts	(100)	129	412
Other	3,639	6,146	7,357
Total	12,348	16,629	25,697

14. Interest and Finance Costs

The amounts in the accompanying combined and consolidated statements of operations are analyzed as follows:

	Year Ended December 31,		
	2004	2005	2006
Interest on long-term debt	447	1,036	2,779
Interest on short-term borrowings	235	900	2,839
Amortization of financing fees	133	18	171
Bank commissions, commitment fees and other charges	129	548	713
Capitalized interest (Notes 5 and 10)	—	(155)	(1,295)
Total	944	2,347	5,207

15. Postponement of Initial Public Offering

On November 17, 2005, the Company filed a Registration Statement on Form F-1 with the Securities and Exchange Commission for an initial public offering of 10,000,000 shares of its common stock. Subsequently, within the first quarter of 2006, the Company temporarily postponed the IPO. In accordance with SAB Topic 5A, during the year ended December 31, 2006, the Company has written off all previously-deferred costs in connection with the offering, of $1,588, which are separately presented in the combined and consolidated statement of operations for year ended December 31, 2006.

16. Equity Incentive Plan

On November 2, 2006, the Company's board of directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, "Share-Based Payment" (SFAS 123R"). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite period. The expense is recorded in salaries, wages and related costs in the accompanying combined and consolidated statements of operations. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the year ended December 31, 2006 (in thousands, except for weighted average grant date fair value):

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
At December 31, 2005	—	—
Granted	107	15.75
At December 31, 2006	107	15.75

On December 13, 2006, the Company made grants of restricted common stock in the amount of 107,143 shares to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 20% lot of these shares, on December 13, 2007 and on December 13 of each of the four years thereafter. The foregoing grant is subject to accelerated vesting upon certain circumstance set forth in the 2006 Plan.

The grant-date fair value of the restricted stock awarded on December 13, 2006 was $15.75 per share. Total compensation cost of $38 was recognized and included under salaries, wages and related costs in the accompanying combined and consolidated statement of operations for the year ended December 31, 2006.

As of December 31, 2006, there was $1,650 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2006 is expected to be recognized as compensation expense over a weighted average period of 3.0 years as follows:

	Amount
2007	754
2008	426
2009	259
2010	147
2011	64
	1,650

17. Common Stock and Additional Paid-in Capital

Authorized Capital

Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

Share Issuance and Repurchase

On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the Board of Directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Stock Split-ups

On November 14, 2005, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 22,249,080 shares of Aegean's common stock, was distributed to Aegean's sole shareholder, Leveret. On November 21, 2006, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 5,785,000 shares of Aegean's common stock, was distributed to Aegean's shareholders as of that date, on a pro-rata basis.

The combined and consolidated financial statements for all periods presented give retroactive effect to the above-described share issuance and split-ups of common shares.

Initial Public Offering

In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

Dividends

The Company declared and paid dividends of $8,444, $1,509 and $4,000 during the years ended December 31, 2004, 2005 and 2006, respectively.

Capital Contributions

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.

18. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of unvested restricted stock awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
	2004	2005	2006
Basic and diluted income available to common stockholders	$17,617	$21,475	$24,225
Basic weighted average number of common shares outstanding	30,472,827	29,878,398	28,954,521
Add: Dilutive effect of unvested restricted stock	—	—	101
Diluted weighted average number of common shares outstanding	30,472,827	29,878,398	28,954,622
Basic earnings per common share	$ 0.58	$ 0.72	$ 0.84
Diluted earnings per common share	$ 0.58	$ 0.72	$ 0.84

19. Income Taxes

The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying combined and consolidated statements of operations.

During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $6, $24 and $2 for the years ended December 31, 2004, 2005 and 2006, respectively, which is separately reflected in the accompanying combined and consolidated statements of operations.

20. Business Segments and Geographical Information

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year Ended December 31,		
	2004	2005	2006
Greece	97,204	125,540	167,061
United Arab Emirates	64,828	130,459	180,453
Gibraltar	74,657	152,372	240,412
Jamaica	—	77,385	147,211
Singapore	—	—	39,496
Other	10,747	19,849	16,024
Total	247,436	505,605	790,657

The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,	
	2005	2006
Gibraltar	6,195	23,492
United Arab Emirates	21,750	14,572
Jamaica	9,737	14,071
Singapore	71	5,656
United States of America	810	785
Greece	524	123
International waters	4,142	3,788
Total	43,229	62,487

21. Subsequent Events

On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double hull Panamax tanker which it intends to position at one of its ports as a floating storage facility. The purchase price of this vessel is $11,750 of which a 10% advance payment of $1,175 was paid to the seller on February 12, 2007. The remainder of the purchase price was paid upon delivery of the vessel, February 20, 2007.

On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party purchaser to sell the Aegean Hellas at a price of $8,791. On February 14, 2007, the Company received a 20% advance payment of $1,758. The sale is expected to be completed upon the delivery of the vessel to the purchaser, which is expected within April 2007.

On February 27, 2007, the Company made grants of 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Plan. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter. The grant-date fair value of the restricted stock awarded on February 27, 2007 was $14.06 per share.

Market for Registrant's Common Equity and Related Stockholder Matters

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW."

The high and low closing prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$14.53	$17.44
January 2007	$15.10	$17.89
February 2007	$13.70	$17.45
March 2007	$15.07	$17.70

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we have declared our first dividend of $0.01 per share in March 2007 for the fourth quarter of 2006. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Marshall Islands law generally prohibits the payment of dividends, other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility we are prohibited from paying dividends if, among other things, (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $150.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank; or (v) we fail to maintain additional free liquidity of $22.0 million in another account at our lender's bank subject to reduction for the purchase of up to three double hull tankers.



Corporate Information

Senior Officers
E. Nikolas Tavlarios
President

Spyridon Fokas
General Counsel, Corporate Secretary and Director

Ziad Nakhleh
Chief Financial Officer and Treasurer

Gregory Robolakis
General Manager, Aegean Marine Petroleum S.A.

Nick Hondos
General Manager, Aegean Bunkering Services Inc.

Board of Directors
Peter C. Georgiopoulos, Chairman
Chairman, President and Chief Executive Officer
General Maritime Corporation

Spyridon Fokas
General Counsel, Corporate Secretary and Director
Aegean Marine Petroleum Network Inc.

John O. Hatab[3]
Principal
Gotham Capital Associates LLC

Yannis N. Papanicolaou[1][3]
Independent Consultant

Abel L. Rasterhoff[2][3]
Director
Capital Maritime & Trading Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

Apostolis Tsitsirakis[1][2]
Principal
Chesterfield Oil & Trading Limited

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices
Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue
Piraeus 18538, Greece
Tel: +30 210 458-6200
www.ampni.com

Stock Listing
Aegean Marine Petroleum Network Inc.'s common stock is traded on the New York Stock Exchange under the symbol ANW.

Transfer Agent
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600

Legal Counsel
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors
Deloitte Hadjipavlou Sofianos & Cambanis S.A.,
Member of Deloitte Touche Tohmatsu
250-254 Kifissias Avenue, Halandri
Athens 15231, Greece
Tel: +30 210 678-1100

Investor Relations Contacts
Nikolas Tavlarios
Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
Tel: (212) 763-5659

Ziad Nakhleh
Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue
Piraeus 18538, Greece
Tel: +30 210 458-6200

Leon Berman
The IGB Group
628 Broadway, Suite 403
New York, New York 10012-2613
Tel: (212) 477-8438

Notice of Annual Meeting
Aegean Marine Petroleum Network Inc. will conduct its Annual Meeting at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York on May 24th, 2007 at 10:00 am.

designed by curran & connors, inc. / www.curran-connors.com



Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue
Piraeus 18538, Greece
Tel: +30 210 458-6200
www.ampni.com

END